Consolidated Financial Statement

January 2022- December 2022

Prepared by

Michael Bifolco

Prepared on

September 28, 2023

unaudited

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
checking #0 (4214) - 2	2,804.18
Total Bank Accounts	**2,804.18**
Total Current Assets	**2,804.18**
TOTAL ASSETS	**$2,804.18**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Cash(TM) (1009) - 1	4,624.04
Total Credit Cards	**4,624.04**
Total Current Liabilities	**4,624.04**
Long-Term Liabilities	
Long-term loans from shareholders	
Owner Loans	1,049.50
Total Long-term loans from shareholders	**1,049.50**
Total Long-Term Liabilities	**1,049.50**
Total Liabilities	**5,673.54**
Equity	
Common Stock	158.15
Preferred stock	30.65
Retained Earnings	-6,529.33
SAFE Notes	54,000.00
Net Income	-50,528.83
Total Equity	**-2,869.36**
TOTAL LIABILITIES AND EQUITY	**$2,804.18**

Profit and Loss

January - December 2022

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & marketing	15,650.24
Contract labor	4,344.30
Entertainment	271.68
Events, Conferences & Conventions	105.00
General business expenses	
Continuing education	78.00
Memberships & subscriptions	427.40
R&D	10,146.61
Research Sample	5,050.00
Total General business expenses	**15,702.01**
Interest paid	3,401.86
Legal & accounting services	3,928.50
Meals	248.51
Office expenses	578.59
Office supplies	93.06
Software & apps	3,783.48
Total Office expenses	**4,455.13**
Taxes paid	509.00
Travel	1,859.33
Uncategorized Expense	1,739.81
Total Expenses	**52,215.37**
NET OPERATING INCOME	**-52,215.37**
OTHER INCOME	
Credit Card Fee Reversal	39.00
Credit Card Item Refund	739.95
Credit card rewards	747.93
Interest earned	159.66
Total Other Income	**1,686.54**
NET OTHER INCOME	**1,686.54**
NET INCOME	**$ -50,528.83**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-50,528.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Blue Business Cash(TM) (1009) - 1	-1,868.25
Long-term loans from shareholders:Owner Loans	49.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-1,818.75**
Net cash provided by operating activities	**-52,347.58**
FINANCING ACTIVITIES	
Common Stock	68.15
Preferred stock	15.15
SAFE Notes	54,000.00
Net cash provided by financing activities	**54,083.30**
NET CASH INCREASE FOR PERIOD	**1,735.72**
Cash at beginning of period	1,068.46
CASH AT END OF PERIOD	**$2,804.18**

Consolidated Statement of Equity

	Common Stock		Preferred Stock				
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
BEGINNING BALANCE, January 1, 2022	9,000,000	$ 90	1,000,000	$ 20	$ -	$ (6,529.33)	$ (6,423.83)
Contributions	1,086,585	108.65	120,731	24.15	-	-	$ 132.80
Repurchases	(4,050,000)	(40.50)	(450,000)	(9)	-	-	$ (49.50)
Other comprehensive gain/(loss)	-	-	-	-	54,000	-	$ 54,000
Net income	-	-	-	-	-	(50,528.83)	$ (50,528.83)
ENDING BALANCE, December 31, 2022	6,036,585	$ 158.15	670,731	$ 35.15	$ 54,000	$ (57,058.16)	$ (2,869.36)

Notes to the Financial Statements
For the fiscal year ended December 31, 2022
$USD

1. ORGANIZATION AND PURPOSE

Sheperd Inc. (the "Company") is a corporation organized in October of 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.